Exhibit 99.1

CIBC Announces Third Quarter 2024 Results

Toronto, ON – August 29, 2024 – CIBC (TSX: CM) (NYSE: CM) today announced its financial results for the third quarter ended July 31, 2024.

Third quarter highlights

	Q3/24	Q3/23 (1)	Q2/24	YoY Variance	QoQ Variance
Revenue	$6,604 million	$5,852 million	$6,164 million	+13%	+7%
Reported Net Income	$1,795 million	$1,432 million	$1,749 million	+25%	+3%
Adjusted Net Income (2)	$1,895 million	$1,475 million	$1,718 million	+28%	+10%
Adjusted pre-provision, pre-tax earnings (2)	$2,939 million	$2,602 million	$2,690 million	+13%	+9%
Reported Diluted Earnings Per Share (EPS)	$1.82	$1.47	$1.79	+24%	+2%
Adjusted Diluted EPS (2)	$1.93	$1.52	$1.75	+27%	+10%
Reported Return on Common Shareholders’ Equity (ROE) (3)	13.2%	11.6%	13.7%
Adjusted ROE (2)	14.0%	12.0%	13.4%
Net interest margin on average interest-earnings assets (3)(4)	1.50%	1.49%	1.46%
Net interest margin on average interest-earnings assets (excluding trading) (3)(4)	1.84%	1.67%	1.72%
Common Equity Tier 1 (CET1) Ratio (5)	13.3%	12.2%	13.1%

“Our strong third quarter results reflect the consistent, disciplined execution of our client-focused strategy and the diversification of our North American platform as we continue to create value for our stakeholders,” said Victor G. Dodig, CIBC President and Chief Executive Officer. “We’re deepening client relationships, and have both a highly connected team and a strong balance sheet, all of which are contributing to CIBC’s continued momentum.”

Results for the third quarter of 2024 were affected by the following items of note aggregating to a negative impact of $0.11 per share:

•

$88 million charge to income tax related to the enactment of a Federal tax measure that denies the dividends received deduction for banks(6) ($123 million tax equivalent basis (TEB) revenue reversal and tax recovery in Capital Markets and Direct Financial Services with offsets in Corporate and Other; $88 million tax charge in Capital Markets and Direct Financial Services);

•	$15 million ($11 million after-tax) amortization of acquisition-related intangible assets; and
•

$2 million ($1 million after-tax) charge related to the special assessment imposed by the Federal Deposit Insurance Corporation (FDIC) on U.S. depository institutions, which impacted CIBC Bank USA (U.S. Commercial Banking and Wealth Management).

Our CET1 ratio(5) was 13.3% at July 31, 2024, compared with 13.1% at the end of the prior quarter. CIBC’s leverage ratio(5) and liquidity coverage ratio(5) at July 31, 2024 were 4.3% and 126%, respectively.

Core business performance

Canadian Personal and Business Banking reported net income of $628 million for the third quarter, up $129 million or 26% from the third quarter a year ago, primarily due to higher revenue and a lower provision for credit losses, partially offset by higher expenses. The higher revenue was mainly driven by higher net interest margin, volume growth and higher fees. Adjusted pre-provision, pre-tax earnings(2) were $1,217 million, up $65 million from the third quarter a year ago, as higher revenue was partially offset by higher adjusted(2) non-interest expenses mainly due to a software impairment charge, higher employee-related and performance-based compensation, and higher spending on strategic initiatives.

Canadian Commercial Banking and Wealth Management reported net income of $468 million for the third quarter, up $1 million from the third quarter a year ago, primarily due to higher revenue, partially offset by higher expenses. The increase in revenue was due to higher fee-based revenue from market appreciation, higher commission revenue from increased client activity, and higher net interest income in wealth management. Commercial banking revenue was lower compared to the prior year due to lower deposit margins, partially offset by volume growth. Expenses increased primarily due to higher performance-based compensation and higher spending on strategic initiatives. Adjusted pre-provision, pre-tax earnings(2) were $687 million, up $11 million from the third quarter a year ago, due to higher wealth management revenue, partially offset by lower commercial banking revenue.

(1)

Certain comparative amounts have been restated to reflect the adoption of IFRS 17 in the first quarter of 2024. For additional information, see Note 1 to the interim consolidated financial statements of our Report to Shareholders for the third quarter of 2024 available on SEDAR+ at www.sedarplus.com.

(2)

This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section, including the quantitative reconciliations of reported GAAP measures to: adjusted non-interest expenses and adjusted net income on pages 3 to 7; and adjusted pre-provision, pre-tax earnings on page 8.

(3)

Certain additional disclosures for these specified financial measures have been incorporated by reference and can be found in the “Glossary” section of our Report to Shareholders for the third quarter of 2024 available on SEDAR+ at www.sedarplus.com.

(4)	Average balances are calculated as a weighted average of daily closing balances.
(5)

Our capital ratios are calculated pursuant to the Office of the Superintendent of Financial Institution’s (OSFI’s) Capital Adequacy Requirements (CAR) Guideline and the leverage ratio is calculated pursuant to OSFI’s Leverage Requirements Guideline, all of which are based on the Basel Committee on Banking Supervision (BCBS) standards. The Basel III reforms related to market risk and credit valuation adjustments were implemented as of November 1, 2023. For additional information, see the “Capital management” and “Liquidity risk” sections of our Report to Shareholders for the third quarter of 2024 available on SEDAR+ at www.sedarplus.com.

(6)

This item of note reports the impact to the consolidated income tax expense in the third quarter of 2024 from the enactment on June 20, 2024 of Bill C-59 that denies the dividends received deduction for dividends received by banks on and after January 1, 2024. The corresponding impact on TEB in Capital Markets and Direct Financial Services and Corporate and Other is also included in this item of note with no impact on the consolidated item of note. This item of note is equal and offsetting to the sum of the related items of note in the first and second quarters of 2024.

CIBC Third Quarter 2024 News Release 1

U.S. Commercial Banking and Wealth Management reported net income of $215 million (US$158 million) for the third quarter, up $142 million (US$103 million or 187%) from the third quarter a year ago, primarily due to a lower provision for credit losses and higher revenue, partially offset by higher expenses. Adjusted pre-provision, pre-tax earnings(1) were $320 million (US$234 million), down $14 million (US$17 million) from the third quarter a year ago, as higher revenue was more than offset by higher expenses. Higher revenue was primarily due to higher fees from loan syndications as well as market appreciation, partially offset by lower deposit margins. Non-interest expenses increased mainly due to higher spending on strategic and infrastructure initiatives, including higher performance-based and employee-related compensation.

Capital Markets and Direct Financial Services reported net income of $388 million for the third quarter, down $106 million or 21% from the third quarter a year ago, primarily due to higher non-interest expenses, a higher provision for credit losses and lower revenue from our global markets business, partially offset by higher revenue from our direct financial services and corporate and investment banking businesses. Expenses were up due to higher legal provisions, higher performance-based and employee-related compensation, and higher spending on strategic initiatives. Adjusted pre-provision, pre-tax earnings(1) were up $19 million or 3% from the third quarter a year ago due to higher revenue, largely offset by higher expenses.

Credit quality

Provision for credit losses was $483 million, down $253 million from the same quarter last year. Provision for credit losses on performing loans was down as the same quarter last year included an unfavourable change in our economic outlook. Provision for credit losses on impaired loans was down mainly due to lower provisions in U.S. Commercial Banking and Wealth Management, partially offset by higher provisions in Canadian Personal and Business Banking, and Capital Markets and Direct Financial Services.

(1)	This measure is a non-GAAP measure. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section.

2 CIBC Third Quarter 2024 News Release

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines as described below. Some measures are calculated in accordance with GAAP (International Financial Reporting Standards), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures, which include non-GAAP financial measures and non-GAAP ratios as defined in National Instrument 52-112 “Non-GAAP and Other Financial Measures Disclosure”, useful in understanding how management views underlying business performance.

Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted measures, which include adjusted total revenue, adjusted provision for credit losses, adjusted non-interest expenses, adjusted income before income taxes, adjusted income taxes, adjusted net income and adjusted pre-provision, pre-tax earnings, remove items of note reported results to calculate our adjusted results. Adjusted measures represent non-GAAP measures. Non-GAAP ratios include an adjusted measure as one or more of their components. Non-GAAP ratios include adjusted diluted EPS, adjusted efficiency ratio, adjusted operating leverage, adjusted dividend payout ratio, adjusted return on common shareholders’ equity and adjusted effective tax rate.

Certain additional disclosures for these specified financial measures have been incorporated by reference and can be found in the “Non-GAAP measures” section of our Report to Shareholders for the third quarter of 2024 available on SEDAR+ at www.sedarplus.com.

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended July 31, 2024	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets and Direct Financial Services	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,598	$1,449	$726	$1,348	$483	$6,604	$530
Provision for credit losses	338	42	47	45	11	483	33
Non-interest expenses	1,388	762	416	770	346	3,682	304
Income before income taxes	872	645	263	533	126	2,439	193
Income taxes	244	177	48	145	30	644	35
Net income	628	468	215	388	96	1,795	158
Net income attributable to non-controlling interests	-	-	-	-	9	9	-
Net income attributable to equity shareholders	628	468	215	388	87	1,786	158
Diluted EPS ($)						$1.82
Impact of items of note (1)
Revenue
Adjustments related to enactment of a Federal tax measure in June 2024 that denies the dividends received deduction for banks (2)	$-	$-	$-	$123	$(123)	$-	$-
Impact of items of note on revenue	-	-	-	123	(123)	-	-
Non-interest expenses
Amortization of acquisition-related intangible assets	(7)	-	(8)	-	-	(15)	(6)
Charge related to the special assessment imposed by the FDIC	-	-	(2)	-	-	(2)	(2)
Impact of items of note on non-interest expenses	(7)	-	(10)	-	-	(17)	(8)
Total pre-tax impact of items of note on net income	7	-	10	123	(123)	17	8
Income taxes
Amortization of acquisition-related intangible assets	2	-	2	-	-	4	2
Adjustments related to enactment of a Federal tax measure in June 2024 that denies the dividends received deduction for banks (2)	-	-	-	35	(123)	(88)	-
Charge related to the special assessment imposed by the FDIC	-	-	1	-	-	1	1
Impact of items of note on income taxes	2	-	3	35	(123)	(83)	3
Total after-tax impact of items of note on net income	$5	$-	$7	$88	$-	$100	$5
Impact of items of note on diluted EPS ($) (3)						$0.11
Operating results – adjusted (4)
Total revenue – adjusted (5)	$2,598	$1,449	$726	$1,471	$360	$6,604	$530
Provision for credit losses – adjusted	338	42	47	45	11	483	33
Non-interest expenses – adjusted	1,381	762	406	770	346	3,665	296
Income before income taxes – adjusted	879	645	273	656	3	2,456	201
Income taxes – adjusted	246	177	51	180	(93)	561	38
Net income – adjusted	633	468	222	476	96	1,895	163
Net income attributable to non-controlling interests – adjusted	-	-	-	-	9	9	-
Net income attributable to equity shareholders – adjusted	633	468	222	476	87	1,886	163
Adjusted diluted EPS ($)						$1.93

(1)	Items of note are removed from reported results to calculate adjusted results.
(2)

This item of note reports the impact to the consolidated income tax expense in the third quarter of 2024 from the enactment on June 20, 2024 of Bill C-59 that denies the dividends received deduction for dividends received by banks on and after January 1, 2024. The corresponding impact on TEB in Capital Markets and Direct Financial Services and Corporate and Other is also included in this item of note with no impact on the consolidated item of note.

(3)	Includes the impact of rounding differences between diluted EPS and adjusted diluted EPS.
(4)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.
(5)

CIBC total results excludes a reversal of a TEB adjustment of $123 million for the quarter ended July 31, 2024 (April 30, 2024: excludes a TEB adjustment of $71 million; July 31, 2023: excludes a TEB adjustment of $66 million) and excludes a TEB adjustment of $16 million for the nine months ended July 31, 2024 (July 31, 2023: excludes a TEB adjustment of $192 million).

(6)

Certain comparative amounts have been restated to reflect the adoption of IFRS 17 in the first quarter of 2024. For additional information, see Note 1 to the interim consolidated financial statements of our Report to Shareholders for the third quarter of 2024 available on SEDAR+ at www.sedarplus.com.

(7)	Relates to the net legal provisions recognized in the first and second quarters of 2023.
(8)

The income tax charge is comprised of $510 million for the present value of the estimated amount of the Canada Recovery Dividend (CRD) tax of $555 million, and a charge of $35 million related to the fiscal 2022 impact of the 1.5% increase in the tax rate applied to taxable income of certain bank and insurance entities in excess of $100 million for periods after April 2022. The discount of $45 million on the CRD tax accretes over the four-year payment period from initial recognition.

CIBC Third Quarter 2024 News Release 3

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended April 30, 2024	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets and Direct Financial Services	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,476	$1,384	$666	$1,488	$ 150	$6,164	$489
Provision for credit losses	270	37	186	16	5	514	136
Non-interest expenses	1,319	720	396	706	360	3,501	290
Income (loss) before income taxes	887	627	84	766	(215)	2,149	63
Income taxes	238	171	(9)	206	(206)	400	(6)
Net income (loss)	649	456	93	560	(9)	1,749	69
Net income attributable to non-controlling interests	-	-	-	-	10	10	-
Net income (loss) attributable to equity shareholders	649	456	93	560	(19)	1,739	69
Diluted EPS ($)						$1.79
Impact of items of note (1)
Revenue
Recovery to income tax that will be eliminated with the substantive enactment of a Federal proposal to deny the dividends received deduction for banks (2)	$-	$-	$-	$(71)	$ 71	$-	$-
Impact of items of note on revenue	-	-	-	(71)	71	-	-
Non-interest expenses
Amortization of acquisition-related intangible assets	(6)	-	(8)	-	-	(14)	(6)
Charge related to the special assessment imposed by the FDIC	-	-	(13)	-	-	(13)	(10)
Impact of items of note on non-interest expenses	(6)	-	(21)	-	-	(27)	(16)
Total pre-tax impact of items of note on net income	6	-	21	(71)	71	27	16
Income taxes
Amortization of acquisition-related intangible assets	2	-	2	-	-	4	2
Recovery to income tax that will be eliminated with the substantive enactment of a Federal proposal to deny the dividends received deduction for banks (2)	-	-	-	(20)	71	51	-
Charge related to the special assessment imposed by the FDIC	-	-	3	-	-	3	2
Impact of items of note on income taxes	2	-	5	(20)	71	58	4
Total after-tax impact of items of note on net income	$4	$-	$16	$(51)	$ -	$(31)	$12
Impact of items of note on diluted EPS ($) (3)						$(0.04)
Operating results – adjusted (4)
Total revenue – adjusted (5)	$2,476	$1,384	$666	$1,417	$ 221	$6,164	$489
Provision for credit losses – adjusted	270	37	186	16	5	514	136
Non-interest expenses – adjusted	1,313	720	375	706	360	3,474	274
Income (loss) before income taxes – adjusted	893	627	105	695	(144)	2,176	79
Income taxes – adjusted	240	171	(4)	186	(135)	458	(2)
Net income (loss) – adjusted	653	456	109	509	(9)	1,718	81
Net income attributable to non-controlling interests – adjusted	-	-	-	-	10	10	-
Net income (loss) attributable to equity shareholders – adjusted	653	456	109	509	(19)	1,708	81
Adjusted diluted EPS ($)						$1.75

See previous page for footnote references.

4 CIBC Third Quarter 2024 News Release

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended July 31, 2023	Canadian Personal and Business Banking (6)	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets and Direct Financial Services	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$ 2,414	$1,350	$666	$ 1,355	$ 67	$5,852	$499
Provision for credit losses	423	40	255	6	12	736	191
Non-interest expenses	1,303	674	345	673	312	3,307	258
Income (loss) before income taxes	688	636	66	676	(257)	1,809	50
Income taxes	189	169	(7)	182	(156)	377	(5)
Net income	499	467	73	494	(101)	1,432	55
Net income attributable to non-controlling interests	-	-	-	-	10	10	-
Net income (loss) attributable to equity shareholders	499	467	73	494	(111)	1,422	55
Diluted EPS ($)						$1.47
Impact of items of note (1)
Revenue
Commodity tax charge related to the retroactive impact of the 2023 Canadian Federal budget	$ 34	$-	$-	$ -	$ -	$34	$-
Impact of items of note on revenue	34	-	-	-	-	34	-
Non-interest expenses
Amortization of acquisition-related intangible assets	(7)	-	(13)	-	(3)	(23)	(10)
Impact of items of note on non-interest expenses	(7)	-	(13)	-	(3)	(23)	(10)
Total pre-tax impact of items of note on net income	41	-	13	-	3	57	10
Income taxes
Amortization of acquisition-related intangible assets	2	-	3	-	-	5	3
Commodity tax charge related to the retroactive impact of the 2023 Canadian Federal budget	9	-	-	-	-	9	-
Impact of items of note on income taxes	11	-	3	-	-	14	3
Total after-tax impact of items of note on net income	$ 30	$-	$10	$ -	$ 3	$43	$7
Impact of items of note on diluted EPS ($) (3)						$0.05
Operating results – adjusted (4)
Total revenue – adjusted (5)	$ 2,448	$1,350	$666	$ 1,355	$ 67	$5,886	$499
Provision for credit losses – adjusted	423	40	255	6	12	736	191
Non-interest expenses – adjusted	1,296	674	332	673	309	3,284	248
Income (loss) before income taxes – adjusted	729	636	79	676	(254)	1,866	60
Income taxes – adjusted	200	169	(4)	182	(156)	391	(2)
Net income (loss) – adjusted	529	467	83	494	(98)	1,475	62
Net income attributable to non-controlling interests – adjusted	-	-	-	-	10	10	-
Net income (loss) attributable to equity shareholders – adjusted	529	467	83	494	(108)	1,465	62
Adjusted diluted EPS ($)						$1.52

See previous pages for footnote references.

CIBC Third Quarter 2024 News Release 5

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the nine months ended July 31, 2024	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets and Direct Financial Services	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$7,571	$4,207	$ 2,073	$ 4,397	$ 741	$18,989	$1,526
Provision for credit losses	937	99	477	69	-	1,582	351
Non-interest expenses	3,987	2,151	1,290	2,188	1,032	10,648	950
Income (loss) before income taxes	2,647	1,957	306	2,140	(291)	6,759	225
Income taxes	720	535	7	580	(355)	1,487	5
Net income	1,927	1,422	299	1,560	64	5,272	220
Net income attributable to non-controlling interests	-	-	-	-	31	31	-
Net income attributable to equity shareholders	1,927	1,422	299	1,560	33	5,241	220
Diluted EPS ($)						$5.38
Impact of items of note (1)
Revenue
Adjustments related to enactment of a Federal tax measure in June 2024 that denies the dividends received deduction for banks (2)	$-	$-	$ -	$ -	$ -	$-	$-
Impact of items of note on revenue	-	-	-	-	-	-	-
Non-interest expenses
Amortization of acquisition-related intangible assets	(20)	-	(24)	-	-	(44)	(18)
Charge related to the special assessment imposed by the FDIC	-	-	(106)	-	-	(106)	(79)
Impact of items of note on non-interest expenses	(20)	-	(130)	-	-	(150)	(97)
Total pre-tax impact of items of note on net income	20	-	130	-	-	150	97
Income taxes
Amortization of acquisition-related intangible assets	6	-	6	-	-	12	5
Adjustments related to enactment of a Federal tax measure in June 2024 that denies the dividends received deduction for banks (2)	-	-	-	-	-	-	-
Charge related to the special assessment imposed by the FDIC	-	-	27	-	-	27	20
Impact of items of note on income taxes	6	-	33	-	-	39	25
Total after-tax impact of items of note on net income	$14	$-	$ 97	$ -	$ -	$111	$72
Impact of items of note on diluted EPS ($) (3)						$0.12
Operating results – adjusted (4)
Total revenue – adjusted (5)	$7,571	$4,207	$ 2,073	$ 4,397	$ 741	$18,989	$1,526
Provision for credit losses – adjusted	937	99	477	69	-	1,582	351
Non-interest expenses – adjusted	3,967	2,151	1,160	2,188	1,032	10,498	853
Income (loss) before income taxes – adjusted	2,667	1,957	436	2,140	(291)	6,909	322
Income taxes – adjusted	726	535	40	580	(355)	1,526	30
Net income – adjusted	1,941	1,422	396	1,560	64	5,383	292
Net income attributable to non-controlling interests – adjusted	-	-	-	-	31	31	-
Net income attributable to equity shareholders – adjusted	1,941	1,422	396	1,560	33	5,352	292
Adjusted diluted EPS ($)						$5.50

See previous pages for footnote references.

6 CIBC Third Quarter 2024 News Release

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the nine months ended July 31, 2023	Canadian Personal and Business Banking (6)	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets and Direct Financial Services	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$ 6,958	$4,037	$ 2,020	$ 4,198	$ 272	$17,485	$1,502
Provision for credit losses	704	132	601	15	17	1,469	447
Non-interest expenses	3,867	2,012	1,079	1,987	1,964	10,909	802
Income (loss) before income taxes	2,387	1,893	340	2,196	(1,709)	5,107	253
Income taxes	660	505	11	593	(216)	1,553	8
Net income (loss)	1,727	1,388	329	1,603	(1,493)	3,554	245
Net income attributable to non-controlling interests	-	-	-	-	30	30	-
Net income (loss) attributable to equity shareholders	1,727	1,388	329	1,603	(1,523)	3,524	245
Diluted EPS ($)						$3.63
Impact of items of note (1)
Revenue
Commodity tax charge related to the retroactive impact of the 2023 Canadian Federal budget	$ 34	$-	$ -	$ -	$ -	$34	$-
Impact of items of note on revenue	34	-	-	-	-	34	-
Non-interest expenses
Amortization of acquisition-related intangible assets	(20)	-	(47)	-	(9)	(76)	(35)
Increase in legal provisions (7)	-	-	-	-	(1,055)	(1,055)	-
Impact of items of note on non-interest expenses	(20)	-	(47)	-	(1,064)	(1,131)	(35)
Total pre-tax impact of items of note on net income	54	-	47	-	1,064	1,165	35
Income taxes
Amortization of acquisition-related intangible assets	4	-	12	-	1	17	9
Commodity tax charge related to the retroactive impact of the 2023 Canadian Federal budget	9	-	-	-	-	9	-
Increase in legal provisions (7)	-	-	-	-	293	293	-
Income tax charge related to the 2022 Canadian Federal budget (8)	-	-	-	-	(545)	(545)	-
Impact of items of note on income taxes	13	-	12	-	(251)	(226)	9
Total after-tax impact of items of note on net income	$ 41	$-	$ 35	$ -	$ 1,315	$1,391	$26
Impact of items of note on diluted EPS ($) (3)						$1.53
Operating results – adjusted (4)
Total revenue – adjusted (5)	$ 6,992	$4,037	$ 2,020	$ 4,198	$ 272	$17,519	$1,502
Provision for credit losses – adjusted	704	132	601	15	17	1,469	447
Non-interest expenses – adjusted	3,847	2,012	1,032	1,987	900	9,778	767
Income (loss) before income taxes – adjusted	2,441	1,893	387	2,196	(645)	6,272	288
Income taxes – adjusted	673	505	23	593	(467)	1,327	17
Net income (loss) – adjusted	1,768	1,388	364	1,603	(178)	4,945	271
Net income attributable to non-controlling interests – adjusted	-	-	-	-	30	30	-
Net income (loss) attributable to equity shareholders – adjusted	1,768	1,388	364	1,603	(208)	4,915	271
Adjusted diluted EPS ($)						$5.16

See previous pages for footnote references.

CIBC Third Quarter 2024 News Release 7

The following table provides a reconciliation of GAAP (reported) net income to non-GAAP (adjusted) pre-provision, pre-tax earnings on a segmented basis.

$ millions, for the three months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets and Direct Financial Services	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
2024	Net income	$ 628	$ 468	$ 215	$ 388	$96	$ 1,795	$ 158
Jul. 31	Add: provision for credit losses	338	42	47	45	11	483	33
	Add: income taxes	244	177	48	145	30	644	35
	Pre-provision, pre-tax earnings (1)	1,210	687	310	578	137	2,922	226
	Pre-tax impact of items of note (2)	7	-	10	123	(123)	17	8
	Adjusted pre-provision, pre-tax earnings (3)	$ 1,217	$ 687	$ 320	$ 701	$14	$ 2,939	$ 234
2024	Net income (loss)	$ 649	$ 456	$ 93	$ 560	$(9)	$ 1,749	$ 69
Apr. 30	Add: provision for credit losses	270	37	186	16	5	514	136
	Add: income taxes	238	171	(9)	206	(206)	400	(6)
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,157	664	270	782	(210)	2,663	199
	Pre-tax impact of items of note (2)	6	-	21	(71)	71	27	16
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$ 1,163	$ 664	$ 291	$ 711	$(139)	$ 2,690	$ 215
2023	Net income (loss)	$ 499	$ 467	$ 73	$ 494	$(101)	$ 1,432	$ 55
Jul. 31(4)	Add: provision for credit losses	423	40	255	6	12	736	191
	Add: income taxes	189	169	(7)	182	(156)	377	(5)
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,111	676	321	682	(245)	2,545	241
	Pre-tax impact of items of note (2)	41	-	13	-	3	57	10
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$ 1,152	$ 676	$ 334	$ 682	$(242)	$ 2,602	$ 251

$ millions, for the nine months ended
2024	Net income	$ 1,927	$ 1,422	$ 299	$ 1,560	$64	$ 5,272	$ 220
Jul. 31	Add: provision for credit losses	937	99	477	69	-	1,582	351
	Add: income taxes	720	535	7	580	(355)	1,487	5
	Pre-provision (reversal), pre-tax earnings (losses) (1)	3,584	2,056	783	2,209	(291)	8,341	576
	Pre-tax impact of items of note (2)	20	-	130	-	-	150	97
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$ 3,604	$ 2,056	$ 913	$ 2,209	$(291)	$ 8,491	$ 673
2023	Net income (loss)	$ 1,727	$ 1,388	$ 329	$ 1,603	$(1,493)	$ 3,554	$ 245
Jul. 31(4)	Add: provision for credit losses	704	132	601	15	17	1,469	447
	Add: income taxes	660	505	11	593	(216)	1,553	8
	Pre-provision (reversal), pre-tax earnings (losses) (1)	3,091	2,025	941	2,211	(1,692)	6,576	700
	Pre-tax impact of items of note (2)	54	-	47	-	1,064	1,165	35
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$ 3,145	$ 2,025	$ 988	$ 2,211	$(628)	$ 7,741	$ 735

(1)	Non-GAAP measure.
(2)	Items of note are removed from reported results to calculate adjusted results.
(3)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.
(4)

Certain comparative amounts have been restated to reflect the adoption of IFRS 17 in the first quarter of 2024. For additional information, see Note 1 to the interim consolidated financial statements of our Report to Shareholders for the third quarter of 2024 available on SEDAR+ at www.sedarplus.com.

8 CIBC Third Quarter 2024 News Release

Making a difference in our communities

At CIBC, we believe there should be no limits to ambition. We invest our time and resources to remove barriers to ambitions and demonstrate that when we come together, positive change happens that helps our communities thrive. This quarter:

•

Team CIBC raised $1,225,000 for the 28th annual Tour CIBC Charles-Bruneau. In total, $3,525,000 was raised marking CIBC’s 18th year as title partner of this tour, with a commitment to continue the sponsorship for the next three years.

•

Team CIBC fundraised $400,000 celebrating the 10th anniversary of the CIBC Community Cup (Soccer Day) in support of the United Way of Greater Toronto campaign, chaired this year by CIBC’s CEO, Victor G. Dodig.

•

CIBC and MaRS Discovery District announced the winners of the fourth and final Inclusive Design Challenge, which was focused on artificial intelligence bias in recruitment practices and its disproportionate impact on persons with disabilities.

The Board of Directors of CIBC reviewed this news release prior to it being issued. CIBC’s controls and procedures support the ability of the President and Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) of CIBC to certify CIBC’s third quarter financial report and controls and procedures. CIBC’s CEO and CFO will voluntarily provide to the United States (U.S.) Securities and Exchange Commission a certification relating to CIBC’s third quarter financial information, including the unaudited interim consolidated financial statements, and will provide the same certification to the Canadian Securities Administrators.

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this news release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, in other reports to shareholders, and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about our operations, business lines, financial condition, risk management, priorities, targets and sustainability commitments (including with respect to net-zero emissions and our environmental, social and governance (ESG) related activities), ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2024 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “predict”, “commit”, “ambition”, “goal”, “strive”, “project”, “objective” and other similar expressions or future or conditional verbs such as “will”, “may”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, and are subject to inherent risks and uncertainties that may be general or specific. Given the continuing impact of above-target inflation, still-elevated interest rates, the impact of hybrid work arrangements and high interest rates on the U.S. real estate sector, and the war in Ukraine and conflict in the Middle East on the global economy, financial markets, and our business, results of operations, reputation and financial condition, there is inherently more uncertainty associated with our assumptions as compared to prior periods. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: inflationary pressures; global supply-chain disruptions; geopolitical risk, including from the war in Ukraine and conflict in the Middle East, the occurrence, continuance or intensification of public health emergencies, such as the impact of post-pandemic hybrid work arrangements, and any related government policies and actions; credit, market, liquidity, strategic, insurance, operational, reputation, conduct and legal, regulatory and environmental risk; currency value and interest rate fluctuations, including as a result of market and oil price volatility; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; exposure to, and the resolution of, significant litigation or regulatory matters, our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on our business of international conflicts, such as the war in Ukraine and conflict in the Middle East, and terrorism; natural disasters, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change including the use of data and artificial intelligence in our business; global capital market activity; changes in monetary and economic policy; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; climate change and other ESG related risks including our ability to implement various sustainability-related initiatives internally and with our clients under expected time frames and our ability to scale our sustainable finance products and services; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected benefits of an acquisition, merger or divestiture will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Additional information about these factors can be found in the “Management of risk” section of our 2023 Annual Report, as updated by our quarterly reports. Any forward-looking statements contained in this news release represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this news release or in other communications except as required by law.

CIBC Third Quarter 2024 News Release 9

Conference Call/Webcast

The conference call will be held at 8:00 a.m. (ET) and is available in English (416-340-2217, or toll-free 1-800-806-5484, passcode 1073773#) and French (514-392-1587, or toll-free 1-800-898-3989, passcode 5601311#). Participants are asked to dial in 10 minutes before the call. Immediately following the formal presentations, CIBC executives will be available to answer questions.

A live audio webcast of the conference call will also be available in English and French at www.cibc.com/ca/investor-relations/quarterly-results.html.

Details of CIBC’s fiscal 2024 third quarter results, as well as a presentation to investors, will be available in English and French at www.cibc.com, Investor Relations section, prior to the conference call/webcast. We are not incorporating information contained on the website in this news release.

A telephone replay will be available in English (905-694-9451 or 1-800-408-3053, passcode 8797228#) and French (514-861-2272 or 1-800-408-3053, passcode 6432963#) until 11:59 p.m. (ET) September 12, 2024. The audio webcast will be archived at www.cibc.com/ca/investor-relations/quarterly-results.html.

About CIBC

CIBC is a leading North American financial institution with 14 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets and Direct Financial Services businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://www.cibc.com/en/about-cibc/media-centre.html.

For further information:

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may contact:

Geoff Weiss, Senior Vice-President	416-980-5093	geoffrey.weiss@cibc.com
Media Enquiries: Financial, business and trade media may contact:
Erica Belling	416-594-7251	erica.belling@cibc.com
Tom Wallis	416-980-4048	tom.wallis@cibc.com

10 CIBC Third Quarter 2024 News Release